UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127-15 Street N.E., Unit 112

Calgary, Alberta
Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the report on Form 6-K originally furnished with the U.S. Securities and Exchange Commission on May 1, 2024, SEC Accession No. 0001279569-24-000496 (the “Initial Report”), is being filed in order to incorporate Exhibit 99.1 filed as part of the Initial Report into the Registrant’s Registration Statement on Form F-10 (File No. 333-273356). Except as set forth herein, there are no other changes to the Initial Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 included with this Amendment No. 1 is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-273356) and shall be deemed to be a part thereof from the date on which the Initial Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: July 2, 2024	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 1, 2024 - High Tide Announces Appointment of New Chief Financial Officer (incorporated by reference to Exhibit 99.1 to the Form 6-K (File No. 001-40258) as furnished to the U.S. Securities and Exchange Commission on May 1, 2024.